SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

(“Company”)

Extract of the Minutes of the Ordinary and Extraordinary General Shareholders’ Meetings of the Company, held on April 30 2026, prepared in summary form.

1.	Date, Time and Venue. On April 30, 2026, at 2:00 p.m., in an exclusively digital form through the platform Ten Meetings (“Digital Platform”), to be considered as taken place at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, Itaim Bibi, for the purposes of article 5, paragraph 2, item I, and article 28, paragraphs 2 and 3, of the Brazilian Securities Commission (“CVM”) Ruling No. 81/22.

2.	Call Notice. The call notice was published on March 30, 2026, through the CVM system “Empresas.net” and in the Company’s website ri.ambev.com.br, and in the newspaper “Valor Econômico” in the editions of (i) March 31, 2026; (ii) April 1st , 2026; and (iii) April 2, 2026, on pages A18, B9 and C5, respectively, and in digital format.

3.	Attendance. At the Ordinary Shareholders Meeting, shareholders representing 92.68% of the voting capital of the Company and, at the Extraordinary Shareholders Meeting, shareholders representing 94.44% of the voting capital of the Company, as evidenced by the bulletin for distance vote presented directly to the Company or through the systems of B3 – Brasil, Bolsa, Balcão (“B3”), the Digital Platform and those sent to the Company’s bookkeeper, besides the shareholders that joined the meeting through the Digital Platform, under the terms of article 28 of CVM Ruling 81/22. As provided by law, the meetings were also attended by (i) the Legal and Compliance Vice President Officer of the Company, Mr. Guilherme Malik Parente; (ii) the representative of Grant Thornton Auditores Independentes (“GT”), independent auditor of the Company, Mr. Alison Evandro de Almeida; (iii) the Chairman of the Fiscal Council of the Company, Mr. José Ronaldo Vilela Rezende; and (iv) the Controller Director of the Company, Mr. Eduardo Paoli.

4.	Presiding Board. Chairman: Mr. Guilherme Malik Parente, as indicated by the Chairman of the Board of Directors, pursuant to article 11 of the Company's bylaws. Secretary: Mrs. Monique Mesquita Mavignier.

5.	Resolutions. After dismissing the reading of the consolidated voting map contemplating the votes presented through bulletins for distance vote, which have been made available for shareholders’ consultation in accordance with the CVM Ruling No. 81/22, the following resolutions were taken:

5.1.   Initially, it is registered that the minutes of these Ordinary and Extraordinary Shareholders' Meetings will be drawn up in summary form, pursuant to article 130, paragraph 1 of Law No. 6,404/76, and its publication is authorized with the omission of the signatures of the attending shareholders, pursuant to paragraph 2 of the same article 130 of Law 6,404/76.

5.2.	At the Ordinary General Meeting:

5.2.1.	Following examination and discussion, the shareholders approved by majority vote the annual report and the management’s accounts, as well as the financial statements for the fiscal year ended December 31, 2025, together with the opinions of the Fiscal Council and the independent auditors report, all of which were published, within the statutory deadline, in the newspaper “Valor Econômico”, on February 12, 2026 on pages A9 to A10, and made available to the shareholders at the same date through the CVM system “Empresas.net” and in the Company’s website ri.ambev.com.br.

Were registered 14,036,639,864 votes approve, 697,982 votes reject and 394,911,075 abstain.

5.2.2.	The shareholders approved by majority vote:

5.2.2.1.	The allocation of the net income relating to the fiscal year ended December 31, 2025, in the total amount of R$ 15,503,399,889.90. The base amount for allocation, which equals to R$ 17,986,326,759.43, is composed of R$ 15,503,399,889.90 of net income for the year, R$ 11,823,167.53 relating to the reversal of the revaluating effect of fixed assets using the previous cost, R$ 2,377,265,000.00 relating to the effects of the application of IAS 29 / CPC 42 (hyperinflation) application, R$ 82,351,675.75 relating to the prescribed dividends and R$ 11.487.026,25 relating to the effect of the sale of a subsidiary, were allocated: (i) R$ 228,202,821.12 to the Tax Incentive Reserve, of which (i.a) R$ 45,956,649.44 relate to state ICMS tax incentives received by certain units of the Company; (i.b) R$ 755.709,86 refer to the IRPJ reinvestment incentive granted by SUDENE, in accordance with article 19 of Law No. 8,167/91; and (i.c) R$ 181,490,461.84 relate to the corporate income tax (IRPJ) reduction incentive granted by SUDENE, pursuant to Decree-Law No. 1,564/77 and Article 3 of Law No. 9,532/97; (ii) R$ 10,903,280,319.95 for the payment of interest on capital and dividends, as declared by the Board of Directors based on the net income for the fiscal year ended December 31, 2025; and (iii) R$ 6,854,843,618 to the Investment Reserves.

Pursuant to article 193, paragraph 1, of Law No. 6,404/76, the Company shall not set up a legal reserve for the current fiscal year because the balance of said reserve, plus the sum of the capital reserves mentioned in article 182, paragraph 1, of Law No. 6,404/76, are greater than 30% of the Company’s capital stock.

5.2.2.2.	The re-ratification of the amounts allocated to the investment reserve and the incentive reserve at the Ordinary Shareholders’ Meeting held on April 29, 2025 ("2025 AGM"), related to the fiscal year ended in 2024, so that the amount of R$ 10,339,054,767.31, intended for the investment reserve at the 2025 AGM, was re-ratified to R$ 10,194,417,186.13 and the amount of R$ 108,125,431.35, intended for the tax incentive reserve at the 2025 AGM, shall be re-ratified to R$252,763,012.53.

Were registered 14,425,459,395 votes approve, 4,558,774 votes reject and 2,230,752 abstain.

5.2.3.	The shareholders approved by the majority vote the composition of the Company’s Board of Directors consisting of nine (9) effective members and two (2) alternate members.

Were registered 14,405,465,080 votes approve, 24,552,503 votes reject and 2,231,338 abstain.

5.2.4.	The following members were elected, by majority vote, to the Company’s Board of Directors, for a term of office until the Annual General Meeting to be held in 2029:

Effective members:

(i)	by re-election, Michel Dimitrios Doukeris, Brazilian, married, chemical engineer, bearer of Identity Card (RG) No. 2.595.585 (SSP/SC), enrolled with the CPF (Individual Taxpayer’s Register) under No. 810.940.279-87, resident and domiciled in New York City, State of New York, United States.

Were registered 12,957,662,103 votes approve, 1,464,398,233 votes reject and 10,188,585 abstain.

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(ii)	by re-election, Victorio Carlos De Marchi, Brazilian, married, attorney, bearer of Identity Card (RG) No. 2.702.087-3 (SSP/SP), enrolled with the CPF under No. 008.600.938-91, resident and domiciled in the City of São Paulo, State of São Paulo.

Were registered 12,863,335,393 votes approve, 1,558,734,194 votes reject and 10,179,334 abstain.

(iii)	by re-election, Lia Machado de Matos, Brazilian, steady union, physicist, bearer of Identity Card (RG) No. 66.707.627-X (SSP/SP), enrolled with the CPF under No. 071.991.147-88, resident and domiciled in the City of São Paulo, State of São Paulo.

Were registered 12,904,098,941 votes approve, 1.513,457,460 votes reject and 14,692,520 abstain.

(iv)	by re-election, Fernando Mommensohn Tennenbaum, Brazilian, married, production engineer, bearer of Identity Card (RG) No. 18.433.610-7 (SSP/SP), enrolled with the CPF under No. 245.809.418-02, resident and domiciled in New York City, State of New York, United States.

Were registered 12,997,304,297 votes approve, 1,422,007,713 votes reject and 12,936,911 abstain.

(v)	by re-election, Fabio Colletti Barbosa, Brazilian, married, business administrator, bearer of Identity Card (RG) No. 5.654.446-7 (SSP/SP), enrolled with the CPF under No. 771.733.258-20, resident and domiciled in the City of São Paulo, State of São Paulo.

Were registered 12,900,431,851 votes approve, 1,517,123,977 votes reject and 14,693,093 abstain.

(vi)	by re-election, Milton Seligman, Brazilian, married, engineer, bearer of Identity Card (RG) No. 965.908 (SSP/DF), enrolled with the CPF under No. 093.165.740-72, resident and domiciled in the City of São Paulo, State of São Paulo.

Were registered 12,904,119,102 votes approve, 1,515,190,449 votes reject and 12,939,370 abstain.

(vii)	by re-election, Ricardo Manuel Frangatos Pires Moreira, Portuguese, married, engineer, bearer of Identity Card (RG) No. 54.929.337-1 (SSP/SP), with passport No. CA802266, resident and domiciled in New York City, State of New York, United States, to take office as an effective member of the Board of Directors.

Were registered 12,945,006,241 votes approve, 1,474,304,859 votes reject and 12,937,821 abstain.

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(viii)	by re-election, Luciana Pires Dias, Brazilian, single, attorney, bearer of Identity Card (RG) No. 26.180.321-9 (SSP/SP), enrolled with the CPF under No. 251.151.348-02, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors, as an Independent Director.

Were registered 14,370,666,128 votes approve, 50,242,398 votes reject and 11,340,395 abstain.

(ix)	by re-election, Fernanda Gemael Hoefel, Brazilian, married, oceanographer, bearer of Identity Card (RG) No. 46183860 SSP-SP and enrolled with the CPF under No. 857.022.429-04, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors, as an Independent Director.

Were registered 14,404,956,183 votes approve, 15,946,798 votes reject and 11,345,940 abstain.

Alternate Members

(i)	Ricardo Tadeu Almeida Cabral de Soares, Brazilian, married, attorney, bearer of Identity Card (RG) No. 09.993.497-8 (SSP/RJ), enrolled with the CPF under No. 430.148.771-90, resident and domiciled in New York City, State of New York, United States, to take office as an alternate member of the Board of Directors; and

Were registered 12,957,662,103 votes approve, 1,464,398,233 votes reject and 10,188,585 abstain.

(ii)	David Henrique Galatro de Almeida, Brazilian, married, economist, bearer of Identity Card (RG) No. 10.800.879-8 (IFP/RJ), enrolled with the CPF under No. 217.625.768-56, resident and domiciled in New York City, State of New York, United States, to take office as an alternate member of the Board of Directors.

Were registered 12,904,119,102 votes approve, 1,515,190,449 votes reject and 12,939,370 abstain.

5.2.5.	The composition of the Fiscal Council, consisting of three (3) effective members and their respective alternates, was approved by majority of the shareholders.

Were registered 14,415,294,613 votes approve, 325,216 votes reject and 16,629,092 abstain.

5.2.6.	By separate vote of minority shareholders, the minority shareholders elected by majority, for a term of office to expire at the ordinary Shareholders’ Meeting to be held in 2029, the following candidates nominated by minority shareholders pursuant to article 161, paragraph 4, item “a” of Law No. 6,404/76, to the Company’s Fiscal Council:

(i)	in re-election Fabio de Oliveira Moser, Brazilian, married, administrator, bearer of Identity Card (RG) No. 061.802.773 (IFP/RJ), enrolled with the CPF under No. 777.109.677-87, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an effective member of the Fiscal Council of the Company; and

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(ii)	in re-election Nilson Martiniano Moreira, Brazilian, divorced, economist, bearer of Identity Card (RG) No. 044.383.967-97 (Detran/DF), enrolled with the CPF under No. 583.491.386-53, resident and domiciled in the City of Brasilia, Federal District, to take office as an alternate member of the Fiscal Council of the Company.

Were registered 2,596,103,035 votes approve, 15,649,765 votes reject and 244,835,758 abstain.

5.2.7.	The shareholders approved, by majority vote, for a term of office to expire at the Ordinary Shareholders’ Meeting to be held in 2029, the following members to the Company’s Fiscal Council, indicated by the controlling shareholders of the Company:

Effective Members:

(i)	by reelection, José Ronaldo Vilela Rezende, Brazilian, married, accountant, bearer of Identity Card (RG) No. M-2.399.128 (SSP/MG), enrolled with the CPF under No. 501.889.846-15, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company; and

(ii)	by reelection Elidie Palma Bifano, Brazilian, married, lawyer, bearer of Identity Card (RG) No. 3.076.167 (SSP/SP), enrolled with the CPF under No. 395.907.558-87, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company.

Alternate Members:

(i)	by election, Luiz Alfredo Vieira Sales, Brazilian, married, technology specialist, bearer of Identity Card (RG) No. 239.555 SSP/RO, enrolled with the CPF under No. 238.175.422-91, resident and domiciled in the City of Nova Lima, State of Minas Gerais; and

(ii)	by reelection, Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG No. 01.433.665-5 IFP/RJ, enrolled with the CPF under No. 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Fiscal Council of the Company.

Were registered 11,339,539,377 votes approve, 1,753,413 votes reject and 1,570,313 abstain.

The elected members of the Fiscal Council appointed above shall take office upon execution of the respective terms of investiture, along with the clearance statement required by law.

5.2.8.	The shareholders was approved, by majority vote global compensation of the managers for the year 2026, in an annual amount of up to R$ 162,176,731.00, including expenses related to the recognition of the fair value of share-based compensation that the Company intends to grant during the fiscal year pursuant to the Share-Based Compensation Plan dated April 29, 2016, as amended.

Were registered 14,210,290,787 votes approve, 218,959,681 votes reject and 2,998,453 abstain.

5.2.9.	The shareholders approved by majority vote the amount of the global compensation of the Company’s Fiscal Council members for the fiscal year of 2026 in the amount of up to R$ 2.471.314,00, with the compensation of the alternates being in an amount equal to half of the amount received by the effective members, subject to the limits provided by law.

Were registered 14,416,809,598 votes approve, 9,840,242 votes reject and 5,599,081 abstain.

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5.3.	At the Extraordinary General Meeting:

5.3.1.	The shareholders approved by majority votes the amendment to the heading of Article 5 of the Company’s Bylaws, so as to reflect the capital increases approved by the Board of Directors, within the limit of the authorized capital, up to the date of the call of these Shareholders’ Meetings, which shall henceforth read as set forth in Annex I to these minutes.

Were registered 14,701,239,270 votes approve, 733,276 votes reject and 4,166,036 abstain.

5.3.2.	The shareholders approved by majority votes the amendment to the heading of Article 22 and Articles 25 and 31, including new Article 30, and exclude Articles 26, 27, 29, 33 and 34 of the Company’s Bylaws, all of which shall henceforth read as set forth in Annex I to these minutes.

Were registered 14,700,554,852 votes approve, 1,230,421 votes reject and 4,353,309 abstain.

5.3.3.	The shareholders approved by majority votes amend the §3 of article 40 of the Company’s Bylaws, all of which shall henceforth read as set forth in Annex I to these minutes.

Were registered 14,701,420,770 votes approve, 2,275,191 votes reject and 2,442,621 abstain.

5.3.4.	The shareholders approved by majority votes renumber the articles and consolidate the Company’s bylaws, with the Company’s Bylaws henceforth taking effect with the wording set forth in Annex I to these minutes.

Were registered 14,701,743,977 votes approve, 1,975,490 votes reject and 2,419,115 abstain.

6.	Approval and Closure: With no further matters on the agenda, the minutes hereof were drawn up and, after being read and approved, were signed by the members of the Presiding Board and the shareholders.

7.          Signatures: Guilherme Malik Parente Chairman; Monique Mesquita Mavignier, Secretary.

I certify the extract hereof is a faithful copy of the resolutions of the minutes book of the Company.

São Paulo, April 30, 2026.

/s/ Guilherme Malik Parente Chairman	/s/ Monique Mesquita Mavignier Secretary

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Exhibit I

“AMBEV S.A.

CNPJ/ME [National Corporate Taxpayers Register of the Ministry of Economy] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Openly Held Company

BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 – AMBEV S.A. (“Company”) is a corporation (sociedade anônima), which shall be governed by these Bylaws and by applicable law.

Article 2 – The Company has its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by a joint resolution of the Chief Financial and Investor Relations Officer and the Legal Vice President Officer, for achievement of the Company’s purposes.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)	the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b)	the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, and of anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages, as well as the production, trading, rental, maintenance and repair of appliances, machinery, utensils and equipment;

c)	the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these Bylaws;

d)	the packaging and wrapping of any of the products belonging to it or to third parties;

e)	the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)	the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

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g)	the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts, including, but not limited to, byproducts for animal feeding;

h)	the advertising of products belonging to it and to third parties, including agency of advertising space and the production, trading or rental of promotional and advertising materials, as well as the rendering of information and internet content services and business intermediation;

i)	the promotion and intermediation of financial services’ and payments’ offers, and the rendering of technical, market and administrative assistance services and other services at all times directly or indirectly related to the core activities of the Company;

j)	the importation of anything necessary for its industry and trade;

k)	the exportation of its products;

l)	the direct or indirect exploration of bars, restaurants, luncheonettes and similar places;

m)	the contracting and/or the rendering of logistics services, including warehousing, stock management in storages owned by the Company or by third parties, general warehouse operation and cargo transportation in general;

n)	printing and reproduction of recorded materials, including the activities of printing, services of preprinting and graphic finishing and reproduction of recorded materials in any base;

o)	generation and trading of energy and equipment required for generating energy, as well as any other ancillary activity to enable the implementation of projects for generation, use or trade of energy, related, directly or indirectly, to the core activities of the Company;

p)	collection, transportation, treatment, recycling, reuse, disposition and/or trading of scrap and solid waste of the Company or of third parties; the reuse of such waste, in its transformation cycle or any other productive cycles of third parties, or any other environmentally appropriate final destination (for reverse logistics), among other related activities;

q)	the sale and/or distribution, directly or through third parties, of household, commercial and/or personal consumer products in general, without restriction; and

r)	the creation, development, licensing, exploitation, commercialization, including leasing of computerized systems (software), customizable or not, and/or any technological solution that enables the rendering of services, contents and/or commercialization of products by any electronic means or of communication, as well as the rendering of consulting services, technical assistance and training related to the use of systems and solution developed or sold by the Company.

Sole Paragraph – Additionally to the provisions of the caption of this article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Article 4 – The Company is established for an indeterminate term.

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CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 – The capital stock is of R$58.308.213.544,96, divided into 15.763.664.889 registered common shares, without par value registered common shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the Shareholders’ Meeting.

Paragraph 2 – The Company shares are in the book-entry form and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the Shareholders’ Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 – The Company is authorized to increase its share capital up to the limit of 19,000,000 (nineteen billion) shares, irrespective of an amendment to the Bylaws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (art. 172, sole paragraph, of Law No. 6,404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights for subscription in connection with any issuance of shares after such subscription.

Article 7 – The issuance of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law No. 6,404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law No. 6,404/76.

Article 8 – The Board of Directors may also, within the limit of the authorized capital, (i) based on a plan approved by the Shareholders’ Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control; (ii) approve the capital increase by capitalizing profits or reserves, with or without the issuance of new shares; and (iii) resolve on the issuance of subscription bonus or debentures convertible into shares.

Article 9 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law No. 6,404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

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CHAPTER III

SHAREHOLDERS’ MEETINGS

Article 10 – The Shareholders’ Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Article 11 – Shareholders’ Meetings shall be convened and presided over by the Chairman or one of the Co-Chairmen of the Board of Directors, as applicable, or person appointed by them, who may designate up to two secretaries.

Article 12 – Any resolutions of the Shareholders’ Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Article 13 – Annual Shareholders’ Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Article 14 – Extraordinary Shareholders’ Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these Bylaws.

CHAPTER IV

MANAGEMENT OF THE COMPANY

Article 15 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, pursuant to law and these Bylaws.

Paragraph 1 – The Shareholders’ Meeting shall establish the aggregate compensation of the Management, which shall be apportioned by the Board of Directors, as provided for in article 21 hereof.

Paragraph 2 – The management must adhere to the Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by the Company, by executing the Joinder Agreement.

Paragraph 3 – The Board of Directors will be composed, in its majority, by external members, that is, directors without current, employment or management relationship, with the Company, who may or may not be considered independent members, observed the provisions of paragraph 5 of this article 15.

Paragraph 4 – The offices of Chairman or Co-Chairmen of the Board of Directors, as applicable, and Chief Executive Officer of the Company may not be cumulated by the same person.

Paragraph 5 – At least: (i) two members; or (ii) twenty percent (20%) of the total number of members of the Board of Directors of the Company, whichever is greater, will be independent directors, it being understood, for the purposes hereof, as independent directors those in compliance with the following requirements:

a)	he/she must not be a Controlling Shareholder, or spouse or relative up to second-degree thereof;
b)	he/she must not have been, for the last three years, an employee or officer (i) of the Company or of a company controlled by the Company, or (ii) of the Controlling Shareholder or of a company controlled thereby (“Jointly-Controlled Company”);
c)	he/she must not have business relationships, including he/she must not be a supplier or buyer, whether direct or indirect, of services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder, an associated company or of a Jointly Controlled Company, in all cases in magnitude which implies in the loss of independence;

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d)	he/she must not be an employee or manager of a company or entity which is offering or requesting services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly Controlled Company, as per item (c) above;
e)	he/she must not be a spouse, partner or straight-line or collateral relative up to second degree of any manager of the Company, of a company controlled by the Company, of the Controlling Shareholder, of a manager of the Controlling Shareholder or of a Jointly Controlled Company;
f)	he/she must not receive compensation by the Company, by a company controlled by the Company, by the Controlling Shareholder, an associated company or by a Jointly Controlled Company, except as a member of the Board of Directors (cash provisions from capital interests are excluded from this restriction);
g)	he/she must not have his/her voting exercise in the meetings of the Board of Directors bound by a shareholders’ agreement whose purpose are matters related to the Company;
h)	he/she must not have founded the Company nor has significant influence over it.

Paragraph 6 – Directors elected pursuant to art. 141, paragraphs 4 and 5, of Law No. 6,404/76 will also be considered Independent Directors, notwithstanding of complying with the independence criteria provided in this article.

SECTION I

BOARD OF DIRECTORS

Article 16 – The Board of Directors shall be composed of five (5) to eleven (11) sitting members, with two (2) to eleven (11) alternates, bound or not to a specific sitting Director, and shall be elected by the Shareholders’ Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1 – Subject to the caption of this article, the number of members that will make up the Board of Directors in each management period shall be previously established at each Shareholders’ Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Shareholders’ Meeting.

Paragraph 2 – The Board of Directors may determine the creation of advisory committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties.  The rules of article 160 of Law No. 6,404/76 shall apply to members of the advisory committees.  It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3 – The members of the Board of Directors shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4 – The Director shall have an indisputable reputation, and cannot be elected, unless waived by the Shareholders’ Meeting, if it (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Director cannot be exercised by him/her in case the same impediment factors are configured.

Article 17 – The Board of Directors shall have one Chairman or two (2) Co-Chairmen, as defined by the vote of the majority of its members, and, in the case of Co-Chairmen, this must be done in a shared manner, with both Co-Chairmen having identical prerogatives and duties. The Chairman or Co-Chairmen of the Board of Directors, as applicable, will be elected by a majority of the members of the Board of Directors, immediately after said members are invested in office.

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Article 18 – The Board of Directors shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by the Chairman or any of its Co-Chairmen, as applicable, or by the majority of its members, through letter, email, telegram or personally, with at least twenty-four (24) hours in advance.

Article 19 – The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Directors may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing.  In this case, the Director will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, neither the Chairman nor any of the Co-Chairmen, as applicable, shall have the casting vote, but only their own personal votes.

Paragraph 3 – The Director shall not have access to information or take part in meetings of the Board of Directors related to matters in which it has conflicting interests with the Company.

Article 20 – In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the absent Director. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Article 21 – The Board of Directors shall resolve on the matters listed below:

a)	establish the general direction of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;
b)	approve the annual investment budget of the Company;
c)	approve the annual long-term strategic plans of the Company;
d)	elect and dismiss the Company's Officers, and set their attributions;
e)	supervise the management of the Board of Executive Officers, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;
f)	attribute, from the aggregate value of the compensation established by the Shareholders’ Meeting, the monthly fees of each of the members of the Company's Management;
g)	define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, managers or employees in equivalent direction positions) of the Company;
h)	appoint the Company's independent auditors;
i)	resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;
j)	provide a previous manifestation on the management's report, the Board of Executive Officers' accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

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k)	submit to the Shareholders’ Meeting of the proposal of allocation of the net profits for the year;
l)	call the Annual Shareholders’ Meeting and, whenever it may deem advisable, the Extraordinary Shareholders’ Meetings;
m)	approve any business or agreements between the Company and/or any of its controlled companies (except those fully controlled), management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;
n)	approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company; except in case of operations involving only the Company and companies fully controlled thereby or in case of indebtedness operation, in which case the provisions of item “o” bellow shall apply;
o)	approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;
p)	approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies; except (i) for the agreements entered into between the Company and its fully controlled companies, or (ii) in the event of licensing of brands to be used in gifts, accessory materials connected to such brands, or disclosure in events, or yet (iii) for agreements in which the licensing of brands is an accessory element to the execution of its main purpose (provided they do not depend on the approval of the Board of Directors for any other reason provided in this article 21);
q)	approve the granting of loans and the rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;
r)	approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions, except in the case of agreements entered into between the Company and its fully controlled companies;
s)	resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership, that involves (i) an amount greater than five hundredths percent (0.05%) of the shareholders’ equity of the Company, as shown in the latest audited balance sheet, considered individual transaction; or (ii) any amount, once it is verified that the series of transactions with an amount equal to or lower than the amount referred in item (i) has reached, within the same fiscal year, the global limit of seventy-five hundredths percent (0.75%) of the shareholders’ equity of the Company, as shown in the latest audited balance sheet;
t)	resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;
u)	authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, as well as the cancellation and further sale of such shares, with due regard for applicable law;
v)	resolve on the issuance of Trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;
w)	resolve, within the limits of the authorized capital, on the issuance of convertible debentures, specifying the limit of the increase of capital arising from debentures conversion, by number of shares, and the species and classes of shares that may be issued, under the terms of article 59 paragraph 2 of Law No. 6,404/76
x)	authorize the disposal of fixed assets, excepted for the ones mentioned in item “n” of this article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

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y)	perform the other legal duties assigned thereto at the Shareholders’ Meeting or in these Bylaws; and
z)	resolve on any cases omitted by these Bylaws and perform other attributions not conferred on another body of the Company by the law or these Bylaws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in Shareholders’ Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II

BOARD OF EXECUTIVE OFFICERS

Article 22 – The Board of Executive Officers shall be composed of two (2) to fifteen (15) members, shareholders or not, of whom (i) one shall be the Chief Executive Officer (ii) one shall be the Commercial Vice President Officer, (iii) one shall be the Logistics Vice President Officer, (iv) one shall be the Supply Vice President Officer, (v) one shall be the Financial and Investor Relations Vice President Officer, (vi) one shall be the Legal and Compliance Vice President Officer, (vii) one shall be the Corporate Affairs Vice President Officer and (viii) the remaining Executive Officers shall have no specific designation; all of whom shall be elected by the Board of Directors, and may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted..

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the Bylaws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until their successors are vested in office.

Article 23 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary, it being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Article 24 – It is the Chief Executive Officer’s responsibility to:

a)	submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b)	formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Shareholders’ Meetings and of the Board of Directors, with the participation of the other Executive Officers;

c)	supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

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d)	coordinate and oversee the activities of the Board of Executive Officers; and

e)	exercise the other prerogatives conferred upon it by the Board of Directors.

Article 25 – It is the Commercial Vice President Officer’s responsibility to:

a)	be responsible for the direction, strategic planning and control of the Company's commercial areas; and

b)	exercise the other prerogatives conferred upon it by the Board of Directors.

Article 26 - It is the Logistics Vice President Officer’s responsibility to:

a)	establish, manage and be responsible for the pre-production and post-production distribution and logistics strategy of the Company; and

b)	exercise the other prerogatives conferred upon it by the Board of Directors.

Article 27 – It is the Supply Vice President Officer’s responsibility to:

a)	manage the branches, warehouses, industrial plants and other units of the Company related to its industrial production; and

b)	exercise the other prerogatives conferred upon it by the Board of Directors.

Article 28 – It is the Chief Financial and Investor Relations Officer’s responsibility to:

a)	manage and respond for the budget control of the Company;

b)	provide managerial, accounting and financial information;

c)	be responsible for the control over the cash flow and financial investments of the Company;

d)	provide any and all information to investors, to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and to B3 S.A. - Brasil, Bolsa, Balcão;

e)	maintain the registration of the Company as an openly held company updated; and

f)	exercise the other prerogatives conferred upon it by the Board of Directors.

Article 29 – It is the Legal and Compliance Vice President Officer responsibility to:

a)	establish, manage and coordinate the legal strategy adopted by the Company, and to supervise its judicial and administrative proceedings;

b)	be responsible for the Company’s corporate documents;

c)	implement, manage and operationalize the Company’s compliance program, ensuring compliance, effectiveness and continuous improvement;

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d)	investigate any allegations of violations to the Company’s compliance program; and

e)	exercise the other prerogatives conferred upon it by the Board of Directors.

Paragraph 1 – It is granted to the Legal and Compliance Vice-President Officer, in the exercise of his/her duties, direct access to the Board of Directors

Article 30 - It is the Corporate Affairs Vice President Officer’s responsibility to:

a)	define, coordinate and execute the Company's institutional strategy; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 31 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article 32 – The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval  guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Paragraph 1 –The representation of the Company in the aforementioned documents may be delegated to an attorney-in-fact, and such documents may be executed by an Attorney-in-Fact in conjunction with an Officer, or by two Attorneys-in-Fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are executed by two Officers.

Paragraph 2 –The Company shall be represented, individually, by any of the Officers or by a duly appointed Attorney-in-Fact, as regards receipt of service of process or judicial notices and rendering of personal deposition.

CHAPTER V

FISCAL COUNCIL

Article 33 – The Company shall have a Fiscal Council, on a permanent basis, composed of three (3) to five (5) members and an equal number of alternates. All of its members shall be elected at a Shareholders’ Meeting and by it removed at any time. Their term of office shall expire at the Annual Shareholders’ Meeting to be held following their election, reelection being permitted.

Paragraph 1 – In order for the Fiscal Council to function, the majority of its members must attend its meeting.

Paragraph 2 – It shall be incumbent upon the Fiscal Council to elect its Chairman in the first meeting to be held after its instatement.

Paragraph 3  – In addition to the duties conferred to it by these Bylaws and by law, the Fiscal Council shall establish in its Internal Regiment the procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and matters related with the auditing of the Company, as well as any other communication received on such matters.

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Paragraph 4 – The provisions of Paragraph 2 of article 15 of these Bylaws apply to the members of the Fiscal Council.

Article 34 – The compensation of the Fiscal Council's members shall be established by the Shareholders’ Meeting that elects them.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 35 – The fiscal year shall have the duration of one year and shall end on the last day of December of each year.

Article 36 – At the end of each fiscal year, the financial statements determined by law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 – The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law No. 6,404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

Paragraph 3 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Article 37 – From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the caption of this article, it will be calculated:

a)	the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors; and

b)	the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this article, it may be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income of the fiscal year, obtained after the deductions dealt with in the previous paragraphs:

a)	five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-in capital stock or the limit established in article 193, paragraph 1 of Law No. 6,404/76;

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b)	from the balance of the net profit of the fiscal year, obtained after the deduction mentioned in item (a) of this article and adjusted pursuant to article 202 of Law No. 6,404/76, forty percent (40%) shall be allocated to pay the mandatory dividend to all its shareholders; and

c)	an amount not greater than sixty percent (60%) of the adjusted net profits shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increases or the creation of new business developments.

Paragraph 4 – The reserve set out in item (c) of paragraph 3 of this article may not exceed eighty percent (80%) of the capital stock. Upon reaching this limit, the Shareholders’ Meeting shall resolve either to distribute the balance to the shareholders or increase the Company’s corporate capital.

CHAPTER VII

LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Article 38 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the Shareholders’ Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a Shareholders’ Meeting, which shall also elect the Fiscal Council that will function during the liquidation period.

Paragraph 2 – The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII

GENERAL PROVISIONS

 Article 39 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the Shareholders’ Meeting.

Sole Paragraph – The dividends not received or claimed shall become time-barred within three years from the date on which they were made available to the shareholder and shall revert to the benefit of the Company.

Article 40 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law No. 6,404/76.

Article 41 – The Company will provide the members of the Board of Directors, of the Board of Executive Officers and of the Fiscal Council, or the members of any corporate bodies with technical functions set up to advise the managers, a legal defense in lawsuits an d administrative proceedings filed by third parties during or after their respective terms of office, for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees, indemnifications and any other amounts arising from such proceedings.

Paragraph 1 – The guarantee set forth in the caption of this article extends to employees working regularly to comply with powers-of-attorneys granted by the Company or the subsidiaries controlled by the Company.

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Paragraph 2 – If any of the persons mentioned in the caption or in Paragraph 1 of this article be sentenced by a final court decision due to negligent or criminal conduct, the Company must be reimbursed by such person for all costs and expenses disbursed on legal assistance, as set forth by law.”

These Bylaws were approved at the Company's Ordinary and Extraordinary Shareholders' Meeting held on April 30 2026.”

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer